02034882

82-2418

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _x_ Schedule A
_____ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.)
ISSUER ADDRESS	P.O. Box 10123, #1620 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
ISSUER TELEPHONE NUMBER	(604) 669-2099
CONTACT PERSON	Mr. Glenn Whiddon
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 669-2099
CONTACT E-MAIL ADDRESS	office@westernpinnacle.com
WEBSITE ADDRESS	www.wpnresources.com
FOR QUARTER ENDED	March 31, 2002
DATE OF REPORT	May 30, 2002

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

dw 6/13

Jeremy Eng	*"Jeremy Eng""*	02/05/30
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Glenn Whiddon	*"Glenn Whiddon"*	02/05/30
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2002

(UNAUDITED – SEE NOTICE TO READER)

DRIVER ANDERSON

CHARTERED ACCOUNTANTS

DRIVER ANDERSON

CHARTERED ACCOUNTANTS

P.O. BOX 10123 PACIFIC CENTRE
1620 - 701 WEST GEORGIA STREET
VANCOUVER, B.C. V7Y 1C6

TEL: (604) 689-2919 FAX: (604) 685-2900

CLARK ANDERSON INC.
CYRUS DRIVER

NOTICE TO READER

We have compiled the consolidated interim balance sheet of WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.) as at March 31, 2002 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

The consolidated interim financial statements have been presented in accordance with the Canadian generally accepted accounting principles which have been applied on a consistent basis, except that note disclosure has not been provided. Readers are advised that these consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. The auditors expressed an opinion without reservation on those statements in their report.

"Driver Anderson"

Vancouver, BC

CHARTERED ACCOUNTANTS

May 29, 2002

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED INTERIM BALANCE SHEET
MARCH 31, 2002
(UNAUDITED – SEE NOTICE TO READER)
(Expressed in Thousands of Dollars)

	March 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 927	$ 1,332
Accounts receivable	321	309
Prepaid expenses	25	33
Inventory	420	263
	1,693	1,937
INVESTMENT IN ASSOCIATED COMPANIES	58	58
INTANGIBLE ASSETS	3	3
DEFERRED RESOURCE PROPERTY EXPENDITURES	300	132
CAPITAL ASSETS	517	548
	$ 2,571	$ 2,678
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 615	$ 639
Short term debt	578	346
Convertible loan	-	1,115
	1,193	2,100
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	20,074	18,968
DEFICIT (Note 2)	(18,696)	(18,390)
	1,378	578
	$ 2,571	$ 2,678

APPROVED BY DIRECTORS

"Jeremy Eng"

"Glenn Whiddon"

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED – SEE NOTICE TO READER)
(Expressed in Thousands of Dollars)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
REVENUE		
Mining operations	$ -	$ 20
Advisory services	2	128
Interest	1	4
Foreign exchange loss	(5)	(1,828)
	(2)	(1,676)
ADMINISTRATIVE COSTS		
Accounting, administration and audit	36	15
Amortization	34	66
Capital and foreign tax	6	11
Consulting	17	23
Interest and bank charges	21	715
Legal	20	-
Listing and filing fees	6	2
Office, rent and miscellaneous	23	64
Salaries and wages	72	385
Shareholder services	40	6
Travel and promotion	30	9
	305	1,296
LOSS BEFORE OTHER ITEM	(307)	(2,972)
OTHER ITEM		
Gain on sale of capital asset	1	-
LOSS FOR THE PERIOD	(306)	(2,972)
DEFICIT, beginning of period	(18,390)	(31,319)
DEFICIT, end of period	$ (18,696)	$ (34,291)
LOSS PER SHARE	$ (0.01)	$ (0.04)

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED – SEE NOTICE TO READER)
(Expressed in Thousands of Dollars)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
OPERATING ACTIVITIES		
Net income (loss) for the period	$ (306)	$ (2,972)
Changes to income not affecting cash		
Amortization	34	66
Foreign exchange gain	(9)	-
Gain on sale of capital assets	(1)	-
	(282)	(2,906)
Net changes in non-cash working capital	(184)	692
	(466)	(2,214)
FINANCING ACTIVITIES		
Proceeds of loan	232	2,170
INVESTING ACTIVITIES		
Investment in mineral properties	(168)	-
Purchase of fixed assets, net	(3)	(9)
	(171)	(9)
CHANGE IN CASH	405	(53)
CASH AND TERM DEPOSITS, beginning of period	1,332	924
CASH AND TERM DEPOSITS, end of period	$ 927	$ 871

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ Schedule A
_x_ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.)
ISSUER ADDRESS	P.O. Box 10123, #1620 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
ISSUER TELEPHONE NUMBER	(604) 669-2099
CONTACT PERSON	Mr. Glenn Whiddon
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 669-2099
CONTACT E-MAIL ADDRESS	westpinn@lightspeed.ca
WEBSITE ADDRESS	www.wpnresources.com
FOR QUARTER ENDED	March 31, 2002
DATE OF REPORT	May 30, 2002

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Jeremy Eng	*"Jeremy Eng"*	02/05/30
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Glenn Whiddon	*"Glenn Whiddon"*	02/05/30
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT MARCH 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See Interim Financial Statements

2. Payments and accruals to non-arm's length parties for the period:

Management fee paid to an officer and director	$	42,246
Consulting fees paid to a director and an officer		42,866
Director's fee paid to a director		4,782
Interest paid on loan from a private company owned by a director		3,780
Fees paid to accounting firm in which a director is a partner		5,800
	$	99,474

3. Summary of securities issued and options granted during the period

   a) Shares issued in the period:

316,000 shares issued for convertible notes at a deemed price of $1.00 per share	$	316,000
658,333 shares issued for convertible notes at a deemed price of $1.20 per share		790,000
	$	1,106,000

   b) Options granted in the period:

   None

4. Summary of securities at end of period

   a) Capital Stock

   Authorized:

   100,000,000 common shares without par value

   b) Issued:

1 @ $1.00	
750,000 @ $0.01	
1,000,000 @ $0.25	
800,000 @ $0.45	
700,000 @ $0.35	(property acquisition)
1,200,000 @ $0.25	
1,400,000 @ $1.00	(S.M.F.)
210,000 @ $0.93	(Greenshoe)
85,000 @ $0.50	(options)
232,500 @ $0.68	(options)
29,500 @ $1.30	(options)
30,000 @ $0.50	(options)
350,000 @ $1.00	(brokers' warrants)
1,000,000 @ $0.30	(warrants)
100,000 @ $0.25	(warrants)

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. b) Capital Stock (continued)

87,500 @ $0.86	(fiscal agent fee)
250,000 @ $0.60	(private placement)
1,000,000 @ $0.55	(private placement)
63,000 @ $0.62	(private placement)
25,000,000 @ $0.57	(property acquisition)
1,746,000 @ $0.57	(private placement)
750,000 @ $1.00	(finder's fee)
127,825 @ $0.57	(finder's fee)
50,000 @ $0.38	(options)
690,000 @ $0.38	(options)
8,452,500 @ $0.80	(private placement)
4,097,455 @ $0.55	(private placement)
1,187,067 @ $0.30	(private placement)
(1,187,067) @ $0.25	(cancellation of shares)
1,850,600 @ $0.25	(acquisition of Geometal Plus)
4,214,840 @ $0.25	(private placement)
1,495,300 @ $0.25	(private placement)
3,124,333 @ $0.30	(private placement)
750,000 @ $0.30	(debt settlement)
(375,000)	(return to treasury escrow shares)
9,898,572 @ $0.14	(shares for settlement of debt)
(53,369,944)	(consolidation 4:1)
316,000 @ $1.00	(convertible notes)
658,333 @ $1.20	(convertible notes)
18,764,314	TOTAL

c) Options Outstanding:

Optionee	Relationship To Company	Exercise Price	Expiry Date	No. of Shares

None

Warrants Outstanding:

316,000 exercisable as to two warrants and cash of $1.00 up to February 6, 2003

d) Escrow/Pooling:

The number of escrowed shares was nil
The number of pooled shares was nil

5. List of directors and officers

Directors:

Glenn Whiddon
Cyrus Driver
Sasha Karpov
Jeremy Eng

Officers:

Glenn Whiddon, President
Michael Higginson, Secretary

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT MARCH 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

This discussion and analysis should be read in conjunction with the consolidated financial statements for the quarters ended March 31, 2002 and March 31, 2001 and recent press releases. The Company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in thousands of Canadian dollars, unless identified otherwise.

NATURE OF BUSINESS

The Company was incorporated under the laws of the Province of BC on February 29, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8th, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value.

RELATED PARTY TRANSACTIONS

During this quarter $90 was paid to Directors and officers of the Company for management and directors fees (2001 $79). $4 interest on advances was paid to a company of which a director has an interest (2001 $20). $6 of accounting fees was paid to a company in which a director has an interest (2001 $nil).

INVESTOR RELATIONS

On March 28, 2002 the company reported that it had entered into an investor Relations Agreement with Defero Inc. Communication. Defero will assist the Company in coordinating its public relations program and introducing the Company to brokers and investment dealers and informing them of the particulars of the development of the business and potential of the Company. For its services, Defero will receive a monthly fee and be reimbursed its expenses in amounts not to exceed $100 on an annual basis.
During this quarter $34 were paid for investor relation services.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 3-month period ended March 31, 2002, the Company reported a loss of ($306) (2001 ($2,972)) or $(0.01) per share (2001 ($ 0.04) per share).

On February 22, 2002, the company announced that it had filed amended and restated quarterly financial statements for the six month period ended June 30, 2001 and nine month period ended September 30, 2001. Subsequent to filing the original quarterly financial statements and during a review of the accounts in respect of a pending Australian listing, the management of the company determined that certain expenditures and revenue were incorrectly accrued for the years ended December 31, 2000 and 1999 due to issues of consolidation, accounting, personnel changes, the closure of the Company's Moscow Office and translation issues. The Accounting function has now been consolidated in Vancouver with the Company's external accountants, Davidson & Co. A prior period adjustment has been recorded to reflect the restated balances of prior period financial statements. The adjustment results in a reduction in liabilities and an increase in net assets and does not affect the cash.

As the Company has a large number of Australian shareholders, an Australian listing is currently being reviewed.

Acquisition of Italian Concessions

1. San Marco

On February 27, 2002 and under submission No. 71593, the CDNX accepted for filing an agreement for the acquisition of the San Marco property. The San Marco permit consists of approximately 38, 200 hectares and is located in the south-eastern Po Valley, close to the town of Ravenna, Italy, on the Adriatic Coast. The Application lands are in the area of the large Ravenna and Dosso Delgi Angeli fields. Consideration for the acquisition of the Permit is the payment of the sum of $41U.S., which is a reimbursement of costs of the vendors of the Permit, and the issuance of 1,687,500 shares of the Company to be issued at a deemed price of $0.12 per share. The Company is also required to pay for an environmental impact study covering the permitted lands, which is estimated to cost $7 U.S., and intends to undertake a work program associated with the Permit as follows: (1) within twelve months, a gravity and geological study at an estimated cost of $28 U.S.; (2) within twenty-four months, complete 100 kilometres of seismic re-processing at an estimated cost of $125U.S.; (3) within thirty months, acquire 60 kilometres of seismic at an estimated cost of $200U.S.; (4) within forty-two months, drill one well on the licensed lands to a contract depth of 3,000 metres at an estimated cost of $3,000U.S

2. Pantelleria

Pursuant to an option agreement dated January 24, 2002 between Puma Petroleum Limited, of Channel House, St. Peter Port, Guernsey and the Company, Puma agreed to grant to the Company the sole and exclusive option to acquire all of Puma's right, title and interest in and to the Pantelleria West and Pantelleria South permit applications consisting of 65,719 hectares and 66,531 hectares, respectively. Upon exercise of the option, Puma and the Company are deemed to have entered into a formal purchase and sale agreement for the sale of the permits from Puma to the Company. The consideration for the sale consists of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share, and the payment to Puma of $67U.S. as a re-payment of Puma's costs in respect of the Permits. The purchase agreement is subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the CDNX and Italian regulatory authorities.

3. Borsano

Pursuant to a second option agreement dated January 24, 2002 between Puma, TM Information Systems Limited, of 5 Charterhouse Square, London, U.K. and the Company, the Company was granted an option to acquire all of the parties' interests in and to the Borsano permit application located onshore Italy consisting of approximately 31,784 hectares. Upon electing to exercise the option, the parties are deemed to have entered into a formal purchase and sale agreement. The consideration for the sale consists of 1,231,027 shares of the Company issued at a deemed price of $0.12 per share and the payment of $41 U.S. as a re-payment of costs in respect of the permit. The purchase agreement is also subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the CDNX and Italian regulatory authorities.

Having exercised its option in respect of the acquisition of these assets the Company is currently closing these transactions.

Private Placement and Incentive Stock Options

On March 28th, 2002 the Company directors approved the granting of director and employee incentive stock options aggregating 1,680,000 shares. This transaction remains subject to TSX approval.
It was also reported on the same date that the directors had negotiated a private placement of 2,500,000 units at a price of $0.20 per unit to raise a total of $500. This transaction has not closed as of the date of this discussion. Closing remains subject to TSX approval. These funds will be applied to a work program on the Company's recently acquired Italian oil concession and for working capital

Convertible Notes

On February 22nd the Company advised that it had issued 316,000 units at a price of $1.00 per unit in satisfaction of a US$200 convertible loan dated April 6, 1999. Each unit consists of one common share and one non-transferable share purchase warrant. Two warrants entitle the holder to purchase one fully paid and no-assessable common share of the Company at a price of $1.20 per share for a period of twelve months from February 6, 2002. The Company also issued 658,333 common shares at a deemed price of $1.20 per share in satisfaction of a US$500 convertible loan dated September 8, 1998. The shares issued in respect of each convertible loan are subject to a restriction on resale to June 8, 2002.

No legal proceedings are under way either by or against the Company.

SUBSEQUENT EVENTS

On April 3, 2002 and under submission No. 72853 the CDNX accepted for filing a valuation report on the Pantelleria and Borsano concessions. Subsequently, on April 12, 2002 the Company announced that it had exercised previously granted options to acquire these two permits.

On May 1, 2002 the Company issued 1,687,500 shares and paid $41US for reimbursement of costs in respect of the San Marco acquisition.

LIQUIDITY AND SOLVENCY
(Expressed in thousands of Dollars)

	March 31, 2002	March 31, 2001
Deficit	$(18,696)	$(34,291)
working capital (deficiency)	$500	$(163)
Cash	$927	$1,332